UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

Date of Report: January 4, 2022

Commission File Number: 001-36891

Cellectis S.A.

(Exact Name of registrant as specified in its charter)

8, rue de la Croix Jarry

75013 Paris, France

+33 1 81 69 16 00

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This report on Form 6-K (excluding Exhibit 99.1) shall be deemed to be incorporated by reference in the registration statements of Cellectis S.A. on Form F-3 (No. 333-238881) and Form S-8 (Nos. 333-204205, 333-214884, 333-222482 and 333-227717), to the extent not superseded by documents or reports subsequently filed.

Business Objectives for 2022

On January 4, 2022, Cellectis S.A. (the “Company”) issued a press release reporting its business objectives across its products pipeline and in-house manufacturing for 2022. In particular, the Company announced that it will focus on pursuing recruitment for its core ongoing clinical trials—BALLI—01 (for UCART22), AMELI-01 (for UCART123) and MELANI-01 (for UCARTCS1)—and the filing of an investigational new drug application (IND) for the first dual allogeneic UCART20x22.

The Company also announced that its two manufacturing sites, in Raleigh, North Carolina and Paris, France, are now fully operational. The Paris facility is focusing on plasmids and mRNA production for the Company’s TALEN® gene editing tools. With respect to its Raleigh, North Carolina cGMP manufacturing facility, the Company announced that the qualification of the facility, equipment and systems was completed during the third quarter of 2021 and that manufacture and release batches of product candidates UCART22 and UCART20x22 have started in the third quarter of 2021.

In light of the Company’s announced operational focus, the Company (excluding Calyxt, Inc) anticipates that the cash, cash equivalents, and restricted cash of $201 million as of September 30, 2021 will fund its operations into early 2024.

Forward-looking Statements

This report contains “forward-looking” statements within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “anticipate,” “target”, “believe,” “intend”, “expect,” “plan,” “scheduled,” “could” and “will,” or the negative of these and similar expressions. These forward-looking statements, which are based on our management’s current expectations and assumptions and on information currently available to management, include statements about our research and development projects and priorities, our pre-clinical project development efforts and the timing of our presentation of data. These forward-looking statements are made in light of information currently available to us and are subject to numerous risks and uncertainties, including with respect to the numerous risks associated with biopharmaceutical product candidate development as well as the duration and severity of the COVID-19 pandemic and governmental and regulatory measures implemented in response to the evolving situation. With respect to our cash runway, our operating plans, including product development plans, may change as a result of various factors, including factors currently unknown to us. Furthermore, many other important factors, including those described in our Annual Report on Form 20-F and the financial report (including the management report) for the year ended December 31, 2020 and subsequent filings Cellectis makes with the Securities Exchange Commission from time to time, as well as other known and unknown risks and uncertainties may adversely affect such forward-looking statements and cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons why actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future.

EXHIBIT INDEX

Exhibit	Title

99.1	Press Release dated January 4, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLECTIS S.A. (Registrant)

January 4, 2022	By:	/s/ André Choulika
André Choulika
Chief Executive Officer